EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Report - Bezeq International Workers Organization

Details  supplementing previous Immediate Report as of March 6, 2014:

Following the Immediate Report of the Company dated March 6, 2014, the Company hereby notifies that on March 20, 2014, it received notice from its subsidiary, Bezeq International Ltd. (hereinafter, "Bezeq International") as follows: Bezeq International has examined the membership forms submitted by employees of Bezeq International to the New General Federation of Labor (hereinafter, the "Histadrut") and, subject to any applicable law, Bezeq International is inclined to recognize the Histadrut as the representative employee organization among Bezeq International’s employees.

The above information constitutes a translation of the Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.